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                            September 20, 2021

       Paul Rickey
       Chief Financial Officer
       ALPINE IMMUNE SCIENCES, INC.
       188 East Blaine Street
       Suite 200
       Seattle, WA 98102

                                                        Re: ALPINE IMMUNE
SCIENCES, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 18,
2021
                                                            File No. 001-37449

       Dear Mr. Rickey:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations.
       Financial Overview
       Research and Development Expenses, page 74

   1. Please disclose the costs incurred during each period presented for each of your key research and
development projects. If you do not track your research and development costs by project,
please disclose that fact and explain why you do not maintain and evaluate research and
development costs by project. Provide other quantitative or
                                                        qualitative disclosure
that provides more transparency as to the type of research and development expenses
incurred (i.e. by nature or type of expense) which should reconcile to total research and
development expense on the Statements of Operations.
 Paul Rickey
ALPINE IMMUNE SCIENCES, INC.
September 20, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNamePaul Rickey                             Sincerely,
Comapany NameALPINE IMMUNE SCIENCES, INC.
                                                          Division of
Corporation Finance
September 20, 2021 Page 2                                 Office of Life
Sciences
FirstName LastName